MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2016 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2016 and 2015 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. MAST and Micromem are referred to interchangeably throughout this report as the Company.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

I.	OVERVIEW AND BACKGROUND
	•	Introduction
	•	Product Development Process

II.	COMPANY PROFILE AT OCTOBER 31, 2016
	•	Update of Product Development Activity
	•	Intellectual Property
	•	Financing
	•	Share Capital
	•	Management and Board of Directors
	•	Related Party Transactions

III.	DISCUSSION OF OPERATING RESULTS – FISCAL YEAR ENDED OCTOBER 31, 2016

IV.	RISKS AND UNCERTAINTIES

V.	CRITICAL ACCOUNTING POLICIES

VI.	COMPLIANCE RELATED REPORTING MATTERS
	•	Financial Instruments
	•	Commitments and Contingencies
	•	Disclosure Controls/Internal Controls
	•	Off Balance Sheet Arrangements
	•	Going Concern
	•	Liquidity and Capital Resources

VII.	SUBSEQUENT EVENTS

APPENDIX 1 - Critical Accounting Policies and Estimates
APPENDIX 2 - Fair Value Disclosures and Risk Commentaries

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

I. OVERVIEW AND BACKGROUND

Introduction:

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. At October 31, 2016 the Company has established working relationships (in some instances it has executed joint product development agreements (“JPDA”)) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

In essence, Micromem has typically initially developed proposed technology solutions at its own cost. Where a company agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a cost sharing arrangement with that company where the company will absorb up to all of the continued development costs associated with the project. Development milestones are established with the company and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream is anticipated to be derived from product royalties, from product licensing agreements and from outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications.

In 2016, the Company advanced a number of these development initiatives, working with our development partners and with our subcontractors. We raised approximately $3.1 million of funding to support these projects; partners contributed approximately $643,000 towards these projects.

The energy sector in North America experienced a difficult year with the decline of oil prices in 2016. This caused certain delays in our development projects during the course of the fiscal year.

Our key market segments and the Company’s performance during 2016 are further discussed in Section II – Company Profile, at October 31, 2016.

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Product Development Process:

The Company conceives of unique sensor solutions for our clients and will design, engineer and create these solutions; these solutions are very small, typically employing MEMS or NEMS feature size and are driven by client requirements to address a difficult business or process problem that the client is encountering. These product solutions can operate in ruggedized, harsh environments.

The Company has developed a significant list of large multinational clients over the past several years by offering this type of technology solution. Once we have been engaged with a client to pursue a development project, the development phases of the work are consistent in each case:

a)

We initially develop a proof of concept demonstration with the goal of proving that the proposed technology solution can work. We fund these initial costs of facilitating a proof of concept demonstration.

b)

The next phase is the engineering prototype development and extended testing. It is at this stage that the Company will typically attempt to negotiate a funding plan between itself and the client. At the end of this stage, the client will ultimately test the product in the field.

c)

The next stage, based on the initial field test evaluations is to pursue a pre-manufacturing prototype reflecting required changes in preparation for manufacturing. This phase of work is to be fully funded by our clients.

d)

The next product development phase is the manufacturing of product. The Company will, at this point, working with its client, look to establish relationships with manufacturing partners and enter into licensing and/or product sale agreements.

The joint development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

Our current development projects and our pipeline are further discussed in Section II.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

II. COMPANY PROFILE AT OCTOBER 31, 2016

1. Update of Product Development Activity.

Chevron:

The significant developments in 2016 are presented as below:

a)

We began the year, in November 2015, with the nanoparticle tracer testing completed in testing facilities in Texas. To that point in time Chevron had provided cumulative financing of $1,719,712 to the project. The testing was successful in identifying, with accuracy and precision, a number of the nanoparticle tracers which were measured. We invoiced Chevron for $193,501 and received payment in Q1, 2016.

b)

Our follow up discussions with Chevron continued through to late March 2016 as to the go forward steps. At that point, Chevron indicated that they wanted to pursue certain specific tracers in the go forward work as the next phase of the development project.

c)

Our discussions continued through July at which point we executed an addendum to our contractual work with Chevron to complete the next round of tracer tests. An initial budget of $400,000 for this work was established and we received $200,000 of this funding in August, 2016.

d)

We began working with our subcontractor to move forward with this phase of the development work. This work progressed well throughout the fall and a series of status reports were issued continuing through late December.

e)	We received an additional $100,000 of funding against this work from Chevron in December.

f)	In early February, 2017 this round of testing was completed and we believe that these testing results were successful.

g)	Chevron is continuing to evaluate these test results. We anticipate initial commercial orders once this evaluation is completed.

h)

During 2016, we engaged in discussions with a large U.S. based process control manufacturing company as a candidate to take forward the production of the ultimate commercial units. These discussions continue and are positive.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

i)

We have previously executed a development contract with Chevron in spring 2015 for the development of a cement integrity sensor platform. Given the Company’s cash constraints in 2016, this development initiative was not substantially pursued in 2016 and forms part of our go forward 2017 pipeline.

Castrol:

The significant developments in 2016 are as presented below:

a)

We invoiced and collected $250,000 from Castrol in Q1 2016. We continued our development work with our prime subcontractor through March 2016. We met with the Chevron team in the UK in June 2016. The outcome of those discussions was that we agreed to move forward in the second half of 2016 with the development of the fieldable units in the immediate term and we agreed to continue the development plans for the miniaturization for automotive use as the final end product. These discussions were again confirmed in a follow-up in-person meeting in July with Castrol.

b)

We worked with our subcontractor to develop an overall budget for the next phase of the miniaturization work and for the fieldable units. We invoiced Chevron for $100,000 relating to the fieldable unit work in late fall, this amount was paid in November, 2016.

c)	We have since engaged with the Castrol’s commercialization teams and are pursuing Castrol’s marine diesel division for the fieldable units.

d)

In fall, 2016, we met with a large manufacturer/marketer of process control equipment and have engaged in discussions with that group as a leading candidate to manufacture and market the eventual miniaturized end product for the automotive sector.

e)

By the end of our fiscal year, we had developed with Castrol a critical path towards completion of the miniaturized product for automotive use over the course of 2017-2018. The budgets were established and our subcontractor is working with the Company to execute this development program.

f)

Late in the fiscal year, and as a direct result of our Castrol dealings on the fieldable units, we were approached by a large European energy company who has expressed a direct interest in our fieldable units; these discussion and negotiations continue.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Flextronics:

The development contract that was established with Flextronics in 2014 remains in place. The Company has contracted with Flextronics to conduct specific work and is working with Flextronics to clear our outstanding account with them.

It is anticipated that we will engage with Flextronics in Q2 2017 to identify the timing for the completion of the work going forward.

Other Projects:

We reported at October 31, 2015 that we were working with Northeast Utilities (or Eversource) for the development of a sensor platform design to detect partial discharges inside a transformer. Additionally, we reported that we had begun development work with Northeast Utilities on a low cost power line conditioning monitoring device designed for transmission power lines.

Given the timing to market these opportunities, we reflected a writedown of our investment of $2.27 million against these projects in the quarter ending October 31, 2015. The Company believes that there is substantial opportunity to further develop these technology applications in future. It retains the intellectual property on the work that it has completed. While there were no substantive developments or progress in 2016, these projects remain as active in our 2017 pipeline, perhaps with Eversource or with other utilities.

At July 31, 2016, the Company made the decision to write down the value of the deferred development costs to nil while the Company continues to pursue the continued development and ultimate commercialization of these projects.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

A recap of the balances reported as deferred development costs against these projects is presented as below:

Additions consist primarily of contracted third party supplier invoices relating to technical design, development and engineering costs associated with work completed by the Company on the proof of concept and prototype stages of product development. Other costs include project management changes relating to services provided by MAST President, Steven Van Fleet and patent amortization costs.

2. Intellectual Property

The Company has been active in building its intellectual property portfolio during 2016 as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $192,873 of patent related costs in 2016.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

We believe that the Company has broad and valuable interests in its intellectual property that it has developed through October 31, 2016. Specifically we note that:

a)

Four patents have been issued to date by the U.S. patent office for our Multimodal condition sensor platform and system thereof. We expect two additional patents to be awarded in 2017. We also have provisional patents filed in various international jurisdictions for this intellectual property.

b)	U.S. patent filings have also been submitted and are pending for:

i.	System and method to monitor power lines. We have also filed provisional patents in several international jurisdictions for the system and method to monitor power lines.

ii.	System for real time monitoring of power line transformers.

iii.	MEMS sensor and methods to determine cement integrity.

iv.	MEMS implementation of a LIBS detection of wear metals in lubricants.

c)

In 2016, we settled, through arbitration, the litigation with Dreifus Associates Limited (“DAL”) which had been ongoing since late 2014. This process was completed and the Company received the full assignment of DAL’s alleged interests in our Multimodal condition sensor platform and system thereof.

In 2015 the Company wrote off its residual investment of approximately $67,000 that related to the original memory related patents that it holds but which it has not pursued since it abandoned further development efforts on its memory related technology in 2008.

3. Financing

a)

Traditionally, and through October 31, 2015, the Company had successfully relied on meeting a significant portion of its annual financial requirements through private placement financings, consisting typically of a common share and a common share purchase warrant. In 2016, this financing was more challenging to arrange and was not extensively pursued.

b)	In both 2015 and 2016, the Company was successful in raising financing from the exercise, by officers, directors and employees, of their common stock options.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

c)

In late 2015, we initiated several bridge loan financings, a practice that the Company was previously successful within 2011-2012. This source of financing was significantly expanded in 2016. Certain investors provided $USD denominated loans, others provided $CDN denominated loans. Typically, these loans were of short term duration (two to six months) and carried an interest rate of between 1%-3% per month. A conversion option was provided in most cases, depending on the preference of the arm’s length investor in each case.

The bridge loan terms and condition were in some cases modified at the renewal date, again reflecting the arm’s length negotiations between the Company and the investor, at that point in time.

Two bridge loans secured in 2015 were extended in 2016. Fourteen additional bridge loans were secured in 2016. Of this total of 16 bridge loans, two were repaid at maturity in 2016, one was converted to common shares at maturity date in 2016 and the remaining loans are outstanding at October 31, 2016. These outstanding loans have since been extended to between June 2017 and November 2017.

d)	The reporting for the bridge loans under IFRS standards requires the Company to measure the following:

i.	For $USD denominated loans: the equity portion of the convertible debt.

ii.	For $CDN denominated loans: the derivative liability at the inception of the loan and a revaluation of this derivative at each quarter end.

iii.

Where negotiated terms have changed at loan renewal date, we measure whether the new terms are significantly different from the old terms and, in that case, we calculate an effective gain or loss on the extinguishment of the previous debt.

e)	The bridge loans outstanding at October 31, 2016, are summarized as follows:

$USD

•	$USD denominated debt:	$ 824,670

•	$CDN denominated debt (converted to USD):	$ 2,659,979

f)	In 2016 two bridge loans totaling $60,000 were repaid and one bridge loan totaling $107,000 of principal and interest was converted to common shares, at their respective maturity dates.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

g)	During the course of 2016, we were successful in negotiating with certain of our trade creditors for the payment of outstanding obligations to them through the issuance of our common shares.

h)	In summary, during the 2016 and 2015 fiscal years, the Company secured the following financing:

		2016	2015

i )	Private placements of shares for cash consideration	$110,000	$175,000
ii)	Warrants exercised for cash consideration	-	565,777
iii)	Common stock options exercised for cash consideration	751,273	1,153,007
iv)	Settlement of legal claim and trade accounts payable for share consideration	357,812	-
v)	Bridge loan financing secured	2,490,333	1,176,673
vi)	Bridge loan settlement for share consideration	107,000	-
vii)	Project financing provided by development partners	643,901	1,783,632
		$4,460,319	$4,854,089

Subsequent to October 31, 2016 the Company raised an additional $788,660 in convertible bridge loans (refer to Section VII - Subsequent Events).

4. Share Capital

At October 31, 2016 the Company reports 204,388,569 common shares outstanding (2015: 197,176,368). Additionally, the Company has 4,395,000 stock options outstanding with a weighted average exercise price of $.0.45 per share (2015: 9,817,000 options outstanding with a weighted average exercise price of $0.31 per share)

5. Management and Board of Directors

At our Annual Meeting of Shareholders held on Friday, April 26, 2016, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were re-elected to serve on our Board of Directors. Salvatore Fuda and Craig Carlson did not stand for reelection to our Board. Messrs. Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Our management team and directors, along with their 2016 remuneration is presented as below:

Individual	Position	2016 remuneration
		Cash	Share compensation	Options	Total
Salvatore Fuda	Chairman, Director	113,266	-	-	113,266
Joseph Fuda	President, Director	353,787	-	-	353,787
Steven Van	President, MAST Inc.,
Fleet	Director	231,309	-	-	231,309
David Sharpless	Director	-	-	-	-
Andrew Brandt	Director	-	-	-	-
Oliver Nepomuceno	Director	-	-	-	-
Larry Blue	Director	-	-	-	-
Alex Dey	Director	-	-	-	-
Craig Carlson	Director	-	-	-	-
Brian Von Herzen (1)	Director	-	-	-	-
Dan Amadori	CFO	113,266	-	-	113,266

6.	Transactions with Related Parties

The Company reports the following related party transactions:

(a)

Chairman: The Chairman’s term expired on April 26, 2016; his compensation for services rendered extended until October 31, 2016 and was then terminated. The total compensation paid to the Chairman during the year ended October 31, 2016 was $113,266 of cash compensation (2015 - $119,707 of cash compensation and $64,271 of stock based compensation; 2014 - $137,172 of cash compensation).

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

In 2016 the Chairman exercised 700,000 stock options and the Company realized proceeds of $140,000.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2016	2015	2014
Cash compensation	$845,510	$936,199	$1,482,153
Less portion capitalized
to deferred development costs	(4,869)	(122,804)	(169,664)
	840,641	813,395	1,312,489

Share compensation	-	220,500	-
Stock based compensation	-	524,583	325,074

	$840,641	$1,558,478	$1,637,563

In 2016, these parties were awarded a total of nil options (2015: 975,000 options at an exercise price of $0.49 per share and 412,500 options at an exercise price of $0.46; 2014: 540,000 options at an average exercise price of $0.76CDN per share).

In 2016, officers, directors and a senior employee exercised 3,056,366 options resulting in proceeds to the Company of $611,273 (In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491).

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500.

(c)	Related party deferred development cost:

In 2015, the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. In 2016, no invoices were submitted to the Company by this party.

As at October 31, 2016 the Company includes $167,000 in accounts payable and accrued liabilities owing to this company (2015: $227,215; 2014 $208,425).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(d)	Advances:

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There were no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable of $244,074 from 2014; the advance receivable was converted to compensation at that time. There were no advances to the President of MAST during 2015 or 2016.

(3) A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In 2016, the CEO was provided short term non-interest bearing advances $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

(e)	Accounts payable:

At October 31, 2016 the Company reports in accounts payable and accrued liabilities a balance owing to the President of MAST of $120,332 which amount represents outstanding expense reports and a short term non-interest bearing advance provided to the Company.

(f)	Bridge loan:

The CEO of the Company provided a bridge loan of $100,000 CDN on September 2, 2016 (included in the commentary in Section II (3) (c) above.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

III. DISCUSSION OF OPERATING RESULTS – FISCAL YEAR ENDING

OCTOBER 31, 2016

(a)	Financial Position as at October 31, 2016:

	Year ended
	October 31, 2016	October 31, 2015
	('$000)	('$000)

Cash	288	159
Deposits and other receivables	33	56
	321	215

Property and equipment, net	11	16

Deferred development costs	-	3,070
Intangible assets, net		58
Patents, net	404	309
	736	3,668

Bridge loans	3,637	967
Accounts payable and accrued liabilities	917	1,297

Derivative liability	84	-
	4,638	2,264
Shareholders' Equity
Share capital:	75,855	74,084

Equity component of bridge loans	23	-
Contributed surplus	26,918	27,213
Deficit	(106,699)	(99,893)
	(3,902)	1,404

	736	3,668

Commentary:

1.	The Company’s working capital deficiency is ($4,316,730) at October 31, 2016 ($2,049,302 at October 31, 2015).

2.	At October 31, 2016 the Company reports advances receivable from one employee of $7,586. In 2015 it reported $26,060 of advances receivable from two employees.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3.

In 2016 the Company incurred a total of $1,011,720 of project development costs (2015: $3,723,900); it recovered $443,901 of funding from its clients (2015: $1,783,632) and it wrote down its investment in deferred development costs by $3,638,118 (2015: $2,395,425).

4.

The Company capitalized $192,873 of costs associated with patents in 2016 (2015 - $213,820). It has significantly expanded its filings since 2014 with multiple provisional and patent pending applications and filings in North American and international jurisdictions. These applications and filings relate to the ongoing product development work that the Company has undertaken. It has been granted patents in 2016 and a number of additional provisional filings are now under review with the USPTO.

5.

In 2011 the Company capitalized $135,465 of costs incurred with respect to its initial development activity in sensor based platforms. This asset relates to the initial technical know-how and expertise that the Company developed in this area. It was amortizing these costs to deferred development costs over seven years on a straight line basis through 2018. It wrote off the balance of these costs in 2016.

6.

The Company secured a series of secured bridge loans in 2016 refer to Section II (3) of this report for these details. The outstanding balance of bridge loans at October 31, 2016 is $3,637,008 (2015: $966,588).

7.

In 2016 the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 110,000 and issued a total of 366,668 common shares (2015: proceeds of $175,000 and 422,768 common shares issued).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(b) Operating Results:

The following table summarizes the Company’s operating results for the years ended October 31, 2016 and 2015:

Discussion of Operating Results

	Years ended October 31,
	2016 ($000)	2015 ($000)
Administration	395	390
Interest expense	562	37
Accretion expense	515	-
Professional fees and salaries	1,739	1,952
Stock-based compensation	-	1,164
Development costs	3,636	2,646
Travel and entertainment	181	194
Foreign exchange loss (gain)	(1)	60
Amortization of property and equipment	5	7
Amortization of patents	27	-
Amortization of sensor technology	5	-
Writedown of Patents	-	67
Writedown of intangible assets	39	-
Gain on revaluation adjustment of derivatives	(296)	-
Total expenses	6,806	6,516
Net comprehensive loss	(6,806)	(6,516)
Loss per share	(0.03)	(0.03)

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Commentary:

1) Administrative related expenses compare as follows ($000):

	2016	2015

General and other	178	141
Rent and occupancy cost	72	75
Office insurance	60	59
Telephone	12	18
Investor relations, listing and filing fees	73	97
	395	390

2) Professional and other fees and salaries compare as follows ($000):

	2016	2015
Professional fees	329	466
Consulting fees	1,028	1,039
Salaries and benefits	382	447
	1,739	1,952

3) Travel expenses compare as follows ($000):

	2016	2015

Airfare	66	79
Hotel	41	25
Other	74	90
	181	194

4) Development Costs

Included in the 2016 expense of $3,635,613 is a write down of $3,638,118, on development projects which the Company has undertaken; included in the $2,646,019 expense reported in 2015 is a write down of $2,395,425 on a development project previously undertaken.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

C) Unaudited Quarterly Financial Information – Summary

Unaudited Quarterly Financial Information - Summary
Three months ended (unaudited)	Revenues $	Expenses $	Loss in period $	Loss per share $
January 31, 2015	-	638,088	(638,088)	-
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)
October 31, 2015	-	3,600,152	(3,600,152)	(0.01)
January 31, 2016	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	-
July 31, 2016	-	4,610,433	(4,610,433)	(0.02)
October 31, 2016	-	832,477	(832,477)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Long term liability	Shareholders' equity (deficit)
	$	$	$	$	$	$
January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	-	4,790,462
April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	-	3,887,298
July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	-	3,895,421
October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	-	1,403,888
January 31, 2016	(3,009,777)	14,423	3,784,410	4,163,419	-	789,056
April 30, 2016	(3,871,447)	13,633	4,039,206	4,187,484	-	181,392
July 31, 2016	(3,776,451)	12,306	448,367	796,754	-	(3,315,778)
October 31, 2016	(4,343,400)	10,988	442,305	774,748	-	3,902,142

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

IV. RISKS AND UNCERTAINTIES OVERVIEW

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company’s activities and its current stage of development.

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio as outlined in Section 2 of this MD&A report. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent a considerable amount of time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

V. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 4 to our consolidated financial statements as of October 31, 2016. Refer to Appendix 1 of this MD&A document for Management’s Discussion of Critical Accounting Policies and Estimates.

VI. COMPLIANCE RELATED REPORTING MATTERS

1. Financial Instruments:

Refer to Appendix 2 for our discussion of Fair Value Disclosures, Capital Risk Management and Financial Risk Management.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2.	Commitments and Contingencies:

	a)	Commitments:

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to its ongoing product development initiatives. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5, $1,124,183.

	b)	Legal Matters and Contingencies:

On June 30, 2016 the lawsuit that was initiated in 2014 between the Company (or “Plaintiff”) and Dreifus Associates Limited and Henry Dreifus (“Defendants”) was settled through arbitration. Under the terms of settlement:

i)	The Company made a series of payments between July 29, 2016 and October 29, 2016 totaling $50,000 and issued 312,500 common shares with a value of $62,500 to the Defendants.

ii)

The Defendants dropped their counterclaims of approximately $270,000 of disputed charges for services allegedly rendered. The Defendants also dropped all previously alleged claims of inventorship status on the Company’s patents and assigned to the Company any and all of their future entitlements to the Company.

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3. Disclosure Controls/Internal Controls:

The Company was classified as an accelerated filer in 2015 and 2016 and, accordingly, is required to complete an annual external audit on its internal controls.

The audit report issued by the external auditors on the internal control over financial reporting dated March 2, 2017 concluded that the Company has maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016 based on the criteria established by the regulatory authorities.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of two directors. Committee charters have been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

4. Off-Balance Sheet Arrangements:

At October 31, 2016, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

5. Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2016, the Company reported a net loss and comprehensive loss of $6,805,535 (2015 - $6,516,610; 2014 - $4,164,871) and negative cash flow from operations of $2,303,036 (2015 - $1,640,400; 2014 - $2,883,079). The Company’s working capital deficiency as at October 31, 2016 is $4,316,730 (2015 – $2,049,302).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The Company’s future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

(f) Liquidity and Capital Resources:

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2016 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects. A summary of financing raised in 2015-2016 is provided in Section II -3 of this document.

We have granted to our directors, officers and employees options to purchase shares at prices that are at or above market price on the date of grant. At October 31, 2016 there are 4,395,000 million options outstanding at an average exercise price of $0.45 per share.

Capital Resources:

We have no commitments for capital expenditures as of October 31, 2016.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

VII. SUBSEQUENT EVENTS

(1)

The Company issued 2,890,000 common stock options to certain officers, directors and employees. The options vest upon issuance and have a five year term. The exercise price was set at a strike price of $0.25 USD ($0.34 CDN).

(2)	The Company secured 11 additional $CDN bridge loans between November 1, 2016 and March 2, 2017. The total additional financing raise was $1,048,000 CDN ($788,660 USD).

A summary of the terms of these bridge loans is provided as below:

2017 $ CDN Bridge Loans.

	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Total
	1	2	3	4	5	6	7	8	9	10	11	Loans 1-11
Date of Origination	11/02/16	12/02/16	12/21/16	01/13/17	01/13/17	01/20/17	01/20/17	01/20/17	01/26/17	01/26/17	02/09/17
Principal amount at origination
($CDN)	$ 200,000	$ 30,000	$160,000	$ 60,000	$ 50,000	$150,000	$ 30,000	$133,000	$ 30,000	$ 25,000	$180,000	$ 1,048,000
($US)	$ 149,365	$ 22,560	$119,394	$ 45,679	$ 38,066	$112,452	$ 22,490	$ 99,708	$ 22,893	$ 19,078	$136,975	$ 788,660
Monthly interest rate	1.00%	1.00%	1.00%	1.00%	2.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Conversion price to common shares	0.30 CDN	0.30 CDN	0.30 CDN	0.30 CDN	N/A	0.30 CDN	0.30 CDN	0.30 CDN	0.30CDN	0.30 CDN	0.30 CDN	0.30 CDN
Current maturity date	11/02/17	12/02/17	12/21/17	01/31/18	01/13/18	01/20/18	01/20/18	01/20/18	01/26/18	01/26/18	02/09/18

(3)

The 2016 Canadian denominated bridge loan in the amount of $241,444 USD, which was a non-convertible loan at October 31, 2016, was amended to include a conversion feature at a price of $0.30 CDN. Additionally, the interest rate was reduced from 2% to 1% per month and the loan was extended to November 1, 2017.

(4)

The Company completed six placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $191,150 CDN ($143,365 USD) and issued a total of 651,666 common shares.

(5)	On November 7, 2016, the Company issued 26,667 common shares to settle accounts payable of $5,983 (CDN$8,000).

*************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Appendix 1

CRITICAL ACCOUNTING POLICIES:

At October 31, 2016 the critical accounting policies utilized by the Company are summarized as below:

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

(i) Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

(ii) Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities and bridge loans.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

To the extent there are changes to the terms of outstanding financial liability these changes may be recorded as a modification or an extinguishment of financial liabilities. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

d)	Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

e) Hybrid Financial Instruments

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its convertible bridge loans.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Share purchase warrants issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company) are considered to be derivative instruments. The Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option- pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(ii.1)

At date of origination, the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan. If the conversion feature of the loan is in USD, the instrument is accounted for as a compound financial instrument.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative liability based on the residual method (i.e. first to the embedded derivative and residual to the bridge loan). The embedded derivative liability conversion feature is shown as a derivative liability in the statement of financial position.

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Joint Arrangements:

Joint arrangements are classified as either joint operations or joint ventures. The determination of whether an arrangement is a joint operation or joint venture is based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with the rights to the individual assets and obligations arising from the arrangement are classified as joint operations and joint arrangements that provide an entity with rights to the net assets of the arrangement are classified as joint ventures. A joint arrangement that is not structured through a separate vehicle is a joint operation.

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the consolidated statement of financial position.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

h)	Intangible Assets:

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis. Commencing in 2014, amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

Internally generated intangible assets that are under development are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The recoverable amount of long-lived assets is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

k)	Deferred Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development. Amortization is expensed if there are no capitalized deferred development costs on the consolidated statement of financial position.

m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

n)	Stock based Compensation and Other Stock based Payments

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value is not readily determinable the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option-pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s common shares.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realize

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Appendix 2

FAIR VALUE DISCLOSURES AND RISK COMMENTARIES.

The Company’s assessment and commentaries on Fair Value Disclosures, Capital Risk Management and Financial Risk Management as of October 31, 2016 are provided as below:

1)	Fair Value Disclosures:

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Cash is measured at Level 1 of the fair value hierarchy. The derivative liability is measured at Level 2 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2)	Capital Risk Management:

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2016.

3)	Financial Risk Management.

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	$CDN	$CDN
	2016	2015

Cash	$377,534	$148,767
Deposits and other receivables	44,695	73,361
Accounts payable and accrued liabilities	289,099	335,813
Bridge loans	3,405,824	1,002,313

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $438,726 at October 31, 2016 (2015 – decrease the loss by $132,625). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2016 would have had the equal but opposite effect.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is not exposed to interest price risk on its interest bearing bridge loans and related party advances as the interest rate is fixed.

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2016.

As at October 31, 2016, the Company reports a working capital deficiency of $4,316,730 and has certain financial commitments, the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2016
PREPARED AS OF MARCH 2, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

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